PRIMERO PROVIDES REVISED CORPORATE GUIDANCE AND EXPLORATION AND OPERATIONAL UPDATE FOR THE BLACK FOX COMPLEX

Toronto, Ontario, September 15, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today provided an operational and exploration update on the Company’s recently acquired Black Fox Complex as well as a revision to its corporate production and cost guidance. Based on a recent operational review, the Company expects to produce between 220,000 and 240,000 gold equivalent ounces at $675 to $725 cash costs per ounce in 2014. This represents a modest decrease in production and a modest increase in costs compared to previous estimates.

Black Fox production guidance changed moderately to between 65,000 and 75,000 ounces (original guidance; 70,000 to 80,000 ounces) at unchanged cash costs of between $850 and $900 per ounce. Black Fox all in sustaining costs increased slightly to between $1,400 and $1,450 per ounce. The Company also announced new high-grade drilling results that further expand the known mineralization at depth at Black Fox and provide additional confidence in the Grey Fox project.

“I am pleased to note that on completion of an operational review our overall company guidance has been revised only modestly. Although we were encouraged by the 29% increase in production we achieved at Black Fox during the second quarter, we elected to review our short term mine plan,” said Joseph F. Conway, Chief Executive Officer. “After operating the asset for a full quarter we had gained important information that we have incorporated into the mine’s plan. Following our review we remain comfortable with our optimization plan for Black Fox, but have lowered the mine’s 2014 production guidance as a result of lower than planned underground throughput and lower than anticipated open-pit grades. We feel confident that with the current increase in investment in underground development, delineation and definition drilling at Black Fox, the underground throughput can be increased to our original plan of 1,000 tonnes per day by mid-2015. In addition, we are very encouraged by our continued success with exploration at Black Fox at depth and confident the Grey Fox deposit will increase its resource base by year end.”

Black Fox Optimization Plan

The Company acquired the Black Fox Complex, located near Timmins, Ontario, in March 2014. The Black Fox Complex provides Primero immediate production diversification in a prospective mining friendly jurisdiction, creates critical production scale and exposes Primero shareholders to significant exploration upside potential. This also generates an opportunity to leverage the Company’s technical underground mining expertise to optimize another undercapitalized underground mine, as was the case with the San Dimas operation at the time of its acquisition.

Immediately following the acquisition, Primero outlined an optimization plan for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine and ultimately replace tonnage from the lower grade open-pit.

During the second quarter of 2014 the Company successfully increased production by 29% over the first quarter of 2014 to 17,166 ounces of gold. Primero also increased underground development by 54% in the second quarter and initiated a drilling program. The program has completed 15,500 metres of exploration and delineation drilling and 12,760 metres of definition drilling year to date.

Partially due to this increased investment, the Company was able to increase underground throughput during the second quarter by 15% to approximately 460 tonnes per day, mainly as a result of increasing the available cut and fill stopes. However, the Company had targeted 60% long-hole mining at Black Fox and only achieved 40% during the second quarter, due to a lack of underground development. After operating the mine for the entire second quarter, the Company initiated a technical review of the Black Fox short term mine plan as part of its ongoing optimization of the operation.

The technical review included an open-pit and underground mine reconciliation and review of the short-term mine plan to ensure it was aligned with the new Mineral Reserve and Mineral Resource estimation released in July 2014. The original 2014 mine plan incorporated regions on the extremities of the current Mineral Reserve, which have less information than the core of the ore-body.

The recent delineation and definition drilling results support the Company’s plan of ultimately utilizing a majority of long-hole mining at Black Fox. While the Company remains confident that it will be able to increase underground throughput at Black Fox by adding additional long-hole stopes, it modified its original short term mine plan in order to build long-hole stope inventory throughout the remainder of 2014 and early 2015. The Company expects to increase underground throughput to 1,000 tonnes per day by mid-2015.

Production from the Black Fox open-pit has systematically remained below the average Mineral Reserve grade. Mining in the second quarter and the recent reconciliation of the Black Fox open-pit highlighted that the high-grade regions of the pit were not as continuous as predicted by the current block model. The Company has therefore planned a close spaced reverse circulation drilling program for the open-pit and will incorporate the results in its 2014 year-end Mineral Reserve estimation.

San Dimas

Production at San Dimas remains strong and the Company is increasing its gold production guidance to 120,000 to 130,000 ounces (original guidance; 115,000 to 125,000 ounces) in 2014. However gold equivalent guidance remains unchanged. A slight increase in cash costs at San Dimas is directly related to power costs, slightly lower realized gold/silver price ratio and the temporary cost increases, including labour, associated with long-hole development as the mine transitions to the recent 2,500 tonnes per day mill expansion.

Revised 2014 Guidance

Primero’s revised 2014 total production outlook is summarized in the following table:

Revised Outlook 2014	Black Fox	San Dimas	Total
Attributable gold equivalent production[1] (gold equivalent ounces)	65,000-75,000	155,000-165,000	220,000-240,000
Gold Production (ounces)	65,000-75,000	120,000-130,000	185,000-205,000
Silver Production[4] (million ounces)		6.1-6.3	6.1-6.3
Total cash costs[2,3] (per gold equivalent ounce)	$850-$900	$600-$650	$675-$725
All-in Sustaining Costs[2,3] (per gold ounce)	$1,400-$1,450	$750-$800	$1,175-$1,225

Material assumptions used to forecast total cash costs for the third and fourth quarters of 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price5 of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

Drill Results Continue to Expand Black Fox Mineralization at Depth

Today Primero announces results from additional high-grade intercepts in the lower central, lower east and Tamarack zones at Black Fox. Results in the lower central zone expand the known mineralization and provide reassurance that mineralization is continuous between the current Mineral Reserves and previously drilled mineralization at a depth of approximately 720 metres. In October 2013 two high-grade gold intercepts in the lower central zone of the Black Fox deposit were announced. These drill holes were located approximately 720 metres below surface, or approximately 240 metres below the lowest current Mineral Reserves. In July 2014 the Company announced a further six holes that expanded this known area of mineralization at depth in the lower central zone and also identified a new area of mineralization in the lower west zone. The lower central zone remains a focus for the remainder of the Company’s 2014 exploration program as better drilling angles are now available from the new 520 metre level exploration drift. The recent results outlined in Figure 1 suggest the potential of a high-grade corridor present from the existing infrastructure to at least 250 metres below. With further positive infill drilling this high-grade corridor could significantly impact 2015 production at Black Fox, currently estimated to be 80,000 to 100,000 ounces.

The upper east and Tamarack zones were drilled for the first time since 2013. Drill results close to existing infrastructure, approximately 90 metres east of current Mineral Reserves confirm that the ore-body remains open to the east. The lower east and Tamarack zones are both regions believed to be of high exploration potential and will continue to be drilled in the remainder of 2014.

The Company began a surface drilling exploration program in the third quarter of 2014. For the first time since 2010 this drilling program will test for potential east and west extensions of the open-pit, with the objective of extending the open-pit mine life. Drilling in the upper east and upper west zones near the current open-pit infrastructure returned encouraging results. The Black Fox ore-body currently extends approximately 500 metres below surface in the east and west zones. Mineral deposits in the region, along the Destor Porcupine Fault, often extend to depths of up to 1,500 metres. The Black Fox ore body currently remains open laterally and at depth and the Company’s objective is to systematically test the extension of the current zones.

Figure 1 illustrates the location of the Black Fox drill results reported in Table 1. Full details of recent drill results from the Black Fox mine are listed in Appendix 1.

Table 1: Black Fox Mine Recent Drilling Highlights.

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Metal Factor (grade by width)
14BF-541	209.5	213.0	3.5	5.3	18.6
14BF-551	301.0	305.8	4.8	33.2	159.6
345-EX46A-W	212.5	216.0	3.5	5.2	25.0
345-EX47-W	194.0	210.0	16.0	5.8	93.7
including	194.0	195.2	1.2	29.2	35.1
including	204.5	210.0	5.5	10.5	57.7
530-EX01-EB	223.0	249.0	26.0	7.8	202.8
including	223.0	230.0	7.0	12.4	86.8
including	240.0	249.0	9.0	11.6	104.4
530-EX04-E	196.0	199.0	3.0	8.2	24.6
470-EX06-E	168.0	172.8	4.8	4.0	19.2
470-EX09-E	333.0	335.0	2.0	8.3	16.7
490-EX34-E	99.4	105.4	6.0	9.4	56.1
including	103.6	105.4	1.8	29.6	53.4
490-EX38-E	142.0	147.0	6.0	18.6	111.5

*All assays are capped at 300 g/t gold, average gold grades over core length widths.

Grey Fox Drill Results Continue to Enhance Project Potential

Today Primero also announces recent drilling results from the Grey Fox property, located 4.0 kilometres southeast of the Black Fox mine. The Grey Fox property contains a number of mineralized zones (Contact, 147, Grey Fox South, Whisky Jack and Gibson Zones), which all occur within close proximity of each other. These zones could provide Primero with near term production growth opportunities due to their close proximity to the Black Fox mine.

The Company remains confident that the Grey Fox resource base will increase by year end. Following the completion of the 2014 drill program, the Company will begin a scoping study to review both underground and open-pit mining scenarios. The study is expected to be complete in 2015 and permitting could be initiated in the same period.

Results from ongoing drilling continue to infill and expand the Contact Zone and Grey Fox South areas of the property. The current drilling program is focused on joining the Grey Fox South and 147 Zone and expanding the Contact Zone to the north by infilling the gap between the Whiskey Jack Zone and Contact Zone.

Primero also recently commenced exploration drilling on the Black Fox Complex’s Pike River property. The Pike River property extends from the Black Fox mine site in the north to the Grey Fox property in the south. The Pike River property hosts the Gibson deposit from which Noranda Inc. mined approximately 13,000 tonnes at 27 grams per tonne in the late 1980’s. While the level of drilling is limited to date, the early results are encouraging.

The 2014 Pike River exploration program was designed to test geophysical targets identified from air borne magnetometer surveys and ground geophysics data conducted in 2010. Results from the first three drill holes have intersected mineralization, including drill hole PR14-002 returning 5.5 g/t over 5.0 metres, within quartz breccia material similar to that at Grey Fox. Figures 3 and 4 illustrate the locations of the reported Grey Fox and Pike River drill results in Table 2. Full details of recent drill results from the Grey Fox and Pike River properties are listed in Appendix 2.

Table 2: Grey Fox Property Recent Drilling Highlights.

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Mineralized Zone	Metal Factor (grade x width)
GF13-813	26.0	34.0	8.0	5.7	Contact Zone	45.8
GF13-815	84.0	93.0	9.0	6.1	Contact Zone	55.2
GF14-869	251.9	258.0	6.1	25.4	Contact Zone	154.6
GF14-871	544.0	548.0	4.0	8.5	Contact Zone	34.0
GF14-877	273.4	296.0	22.6	3.8	Contact Zone	84.8
GF14-852	155.0	168.0	13.0	11.4	Grey Fox South	148.5
GF14-856	203.0	206.3	3.3	4.2	Grey Fox South	13.8
GF14-865	75.0	85.0	10.0	3.2	Grey Fox South	32.4
	294.0	317.0	23.0	12.4	Grey Fox South	285.7
GF14-866	185.0	189.0	4.0	3.4	Grey Fox South	13.6
	329.0	337.0	8.0	9.8	Grey Fox South	78.6
	420.0	427.5	7.5	2.8	Grey Fox South	21.2
GF14-874	56.0	65.0	9.0	9.3	Grey Fox South	83.9
PR14-002	244.0	249.0	5.0	5.5	Pike River - Regional	27.6

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Surface drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”) for the Company. All samples are ½ core and analyses reported herein were performed by the independent laboratories Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures or AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025, using fire assay with ICP-OES finish or using gravimetric finish for values over 10 g/t gold. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a duplicate, one will be a standard and one will be a blank.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s second quarter 2014 Management Discussion & Analysis (“MD&A”) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s second quarter 2014 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:
Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the discovery of new mineralization in the lower west, lower east or Tamarack zones and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Appendix 1: Drill Results from Black Fox

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Metal Factor (grade by width)
14BF-541	209.5	213.0	3.5	5.3	18.6
14BF-551	301.0	305.8	4.8	33.2	159.6
345-EX46A-W	212.5	216.0	3.5	5.2	25.0
345-EX47-W	194.0	210.0	16.0	5.8	93.7
including	194.0	195.2	1.2	29.2	35.1
including	204.5	210.0	5.5	10.5	57.7
530-EX01-EB	223.0	249.0	26.0	7.8	202.8
including	223.0	230.0	7.0	12.4	86.8
including	240.0	249.0	9.0	11.6	104.4
530-EX04-E	196.0	199.0	3.0	8.2	24.6
470-EX06-E	168.0	172.8	4.8	4.0	19.2
470-EX09-E	333.0	335.0	2.0	8.3	16.7
490-EX34-E	99.4	105.4	6.0	9.4	56.1
including	103.6	105.4	1.8	29.6	53.4
490-EX38-E	142.0	147.0	6.0	18.6	111.5

Appendix 2: Drill Results from Grey Fox and Pike River Properties

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Mineralized Zone	Metal Factor (grade*width)
GF13-780	400.0	402.0	2.0	9.6	147 Zone	19.2
GF13-783	391.0	394.0	3.0	22.3	147 Zone	66.9
GF14-844	122.3	133.9	11.7	3.4	Contact Zone	40.1
including	132.0	133.9	1.9	16.3	Contact Zone	31.0
	144.0	146.0	2.0	8.2	Contact Zone	16.5
GF14-854	194.0	198.0	4.0	3.0	Contact Zone	11.8
	366.0	370.0	4.0	2.8	Contact Zone	11.4
GF14-861	592.3	310.6	18.3	3.3	Contact Zone	60.6
	678.7	690.7	12.0	3.0	Contact Zone	35.5
	708.6	715.2	6.6	2.5	Contact Zone	16.6
GF14-868	666.4	670.7	4.3	4.0	Contact Zone	17.2
	715.0	722.0	7.0	2.7	Contact Zone	18.6
GF14-869	251.9	258.0	6.1	25.4	Contact Zone	154.6
	282.0	294.0	12.0	1.4	Contact Zone	16.2
GF14-870	455.0	458.0	3.0	8.0	Contact Zone	24.0
GF14-871	179.0	181.0	2.0	51.0	Contact Zone	102.1
	306.0	309.0	3.0	6.1	Contact Zone	18.4
	315.0	318.0	3.0	5.4	Contact Zone	16.1
	544.0	548.0	4.0	8.5	Contact Zone	34.0
GF14-873	488.0	489.0	1.0	13.3	Contact Zone	13.3
GF14-875	146.0	148.0	2.0	16.9	Contact Zone	33.8
GF14-876	75.0	88.0	13.0	1.7	Contact Zone	21.8
	130.0	131.0	1.0	28.7	Contact Zone	28.7
	152.0	154.0	2.0	17.6	Contact Zone	35.1
GF14-877	273.4	296.0	22.6	3.8	Contact Zone	84.8
GF14-880(3)	57.0	58.0	1.0	12.4	Contact Zone	12.4
	67.0	77.0	10.0	2.1	Contact Zone	20.8
GF14-883(4)	113.0	117.0	4.0	40.4	Contact Zone	161.6
GF14-885	110.0	127.0	17.0	3.5	Contact Zone	60.3
GF14-887(5)	214.0	218.0	4.0	5.5	Contact Zone	22.1
	278.5	289.0	10.5	1.6	Contact Zone	17.0
GF14-889(6)	32.0	34.0	2.0	15.8	Contact Zone	31.5
	367.8	373.0	5.2	2.1	Contact Zone	10.9

	415.0	420.0	5.0	7.1	Contact Zone	35.5
including	415.0	416.0	1.0	26.1	Contact Zone	26.1
GF14-841	145.2	154.0	8.9	1.7	Grey Fox South	15.1
GF14-842	211.0	221.6	10.6	3.0	Grey Fox South	31.4
GF14-847	61.0	62.0	1.0	10.2	Grey Fox South	10.2
GF14-849	211.0	214.7	3.7	2.8	Grey Fox South	10.3
GF14-852	95.0	97.0	2.0	27.0	Grey Fox South	53.9
	155.0	168.0	13.0	11.4	Grey Fox South	148.5
including	159.0	163.0	4.0	25.0	Grey Fox South	99.8
and	166.0	167.0	1.0	21.4	Grey Fox South	21.4
GF14-852	177.0	188.0	11.0	2.0	Grey Fox South	21.6
GF14-856	74.0	75.0	1.0	11.7	Grey Fox South	11.7
	203.0	206.3	3.3	4.2	Grey Fox South	13.8
	313.0	318.0	5.0	2.9	Grey Fox South	14.3
	338.0	357.0	19.0	6.5	Grey Fox South	124.1
GF14-858	101.0	116.0	15.0	1.9	Grey Fox South	27.9
	271.0	273.0	2.0	7.7	Grey Fox South	15.4
	75.0	85.0	10.0	3.2	Grey Fox South	32.4
	168.0	174.0	6.0	2.2	Grey Fox South	12.9
	294.0	317.0	23.0	12.4	Grey Fox South	285.7
GF14-866	185.0	189.0	4.0	3.4	Grey Fox South	13.6
	272.0	281.0	9.0	2.2	Grey Fox South	19.4
	329.0	337.0	8.0	9.8	Grey Fox South	78.6
	420.0	427.5	7.5	2.8	Grey Fox South	21.2
GF14-872	52.0	82.0	30.0	1.3	Grey Fox South	38.1
	100.0	110.0	10.0	1.2	Grey Fox South	11.5
	132.8	136.8	4.0	4.6	Grey Fox South	18.6
GF14-874	56.0	65.0	9.0	9.3	Grey Fox South	83.9
PR14-001	300.00	301.00	1.00	1.33	Pike River - Regional	1.3
PR14-002	82.00	83.00	1.00	1.38	Pike River - Regional	1.4
	107.00	108.00	1.00	1.35	Pike River - Regional	1.4
	244.00	249.00	5.00	5.52	Pike River - Regional	27.6
PR14-003	146.00	147.00	1.00	3.06	Pike River - Regional	3.1
	150.00	151.00	1.00	1.37	Pike River - Regional	1.4
	156.00	157.00	1.00	1.02	Pike River - Regional	1.0
PR14-005(1)	105.00	1074.00	2.00	1.21	Pike River - Regional	2.4

Figure 1: Black Fox Drill Hole Locations

Figure 2: Grey Fox Property: Contact, 147 and GFS Zones and Pike River Property Locations

Figure 3: Grey Fox Property Drill Hole Locations

N
PRIMERO
Contact Zone and Grey Fox South Drilling
Reported in Press Release
Assays Pending
Assays Previously Reported
*73 GFS and 220 CZ previously reported holes drilled in 2008-14 are not displayed on the map
GF11-315
GF11-148
GF11-238
GF11-234
GF11-236
Metasediments
GF11-151
GF11-239
GF11-138
GF11-160
Contact Zone
Ultramafic Volcanics
Mafic Intrusives
Mafic Volcanics
Variolitic Volcanics
Grey Fox South Corridor
GF12-503
GF12-416
GF11-390
0
250
500
metres